December 31, 2012

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ClickSoftware Ltd.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 28, 2012

File No. 000-30827

Dear Ms. Collins:

This letter responds to the letter dated December 17, 2012 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2011, of ClickSoftware Technologies Ltd. (the “Company” or “we”) filed with the Commission on March 28, 2012.

Our responses are set forth below following the text of the comments in the Comment Letter.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 4. Information on the Company

Sales and Marketing Channels, page 22

1.	We note that you have not filed your agreements with SAP AG, Sybase and Infor Global Solutions Limited as exhibits. Please advise whether these are material agreements upon which you are substantially dependent. Refer to Instruction 4(b)(ii) to Instructions as to Exhibits of Form 20-F.

ClickSoftware Technologies Limited

Azorim Park, Oren Building

94 Em-Hamoshavot Road

PO Box 3697

Petach Tikva 49527

Israel

Tel: +972 3 765 9400

Fax: +972 3 765 9401

www.clicksoftware.com

Ms. Kathleen Collins

December 31, 2012

Response:

The Company reviewed its agreements with SAP AG, Sybase and Infor Global Solutions Limited (the “Agreements”) and, for the reasons that follow, concluded before filing the Form 20-F that none of them is material such that it must be filed as an exhibit to the Form 20-F. In the Company’s ordinary course of business, it enters into reseller, OEM and global solution partner contracts with third parties. Typically, such contracts provide, similar to the Agreements, that the Company may be required, from time to time, to supply products and services to the other party. Accordingly, none of the Agreements requires that a minimum level of products and services be purchased from the Company at any given time, and unless the Agreements are followed by purchase orders, statements of work or similar instruments, such Agreements have little significance, if any, to the Company’s business. The Company draws the Staff’s attention to the fact that none of the Agreements generated more than 15% of the Company’s annual revenues in any given year, and therefore were never ‘the major part’ of the Company’s products or services. In light of the above, the Company evaluated the implications of termination of any of those Agreements and concluded that such termination would not cause its business to significantly suffer. Accordingly, the Company’s position is that it has not been substantially dependent on any of the Agreements, and that none of them is required to be filed as an Exhibit to the Form 20-F.

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 36

2.	You indicate on page 95 that you have not provided deferred taxes on future distributions of tax exempt earnings because such earnings have been considered to be permanently reinvested. Please tell us your consideration to disclose the amount of cash, cash equivalents and investments that are currently held in subsidiaries where earnings are considered permanently reinvested along with a discussion regarding the fact that such funds may be subject to additional taxes upon dividend distribution. We refer you to Item 5.B of Form 20-F and Section IV of SEC Release 34-4896.

Response:

The Staff is respectfully advised that the majority of our cash balances are held at the parent level, and, as evidenced by our balance sheet, we have no material obligations (except for routine working capital) and hence considered the issue of reinvested amounts as they relate to liquidity, within the context of Item 5.B of Form 20-F, to be immaterial. The Staff is further advised that there are no restrictions on the flow of funds between the Company and any of its subsidiaries. Furthermore, the majority of our subsidiaries currently have cumulative losses. We will clarify in future filings that the majority of our cash balances are held at the parent Company level.

The Staff is further advised that the tax exempt earnings referred to in our disclosures are those generated by the Company (i.e., the parent Company) that are attributed to its Approved Enterprises as such term is defined in the Israeli Law for the Encouragement of Capital Investments, 1959. As explained in our notes to the financial statements, earnings from these Approved Enterprises are tax exempt only if reinvested and not distributed. Please refer to our response to comment No. 3 for further discussion with regard to the tax implications at the parent Company level and why we believe the discussion of such tax exempt earnings and restrictions thereon is not material for a reasonable investor to understand our liquidity and capital resources.

Ms. Kathleen Collins

December 31, 2012

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 14 — Taxes on Income (Tax Benefit), page 94

3.	You disclose on page 95 that you have not provided deferred taxes on future distributions of tax-exempt earnings as you have not determined to pay any dividends in the future and those earnings are considered to be permanently reinvested. Please tell us the amount of such earnings and what consideration was given to providing this quantitative disclosure in your filing. Also, tell us your consideration to disclose the amount of the unrecognized deferred tax liability related to such earnings, if practicable, or a statement that determination is not practicable. We refer you to ASC 740-30-50-2(b) and (c).

Response:

As of the end of fiscal year 2011, the amount of earnings subject to additional taxes for which deferred taxes were not provided was $11.8 million and the potential tax liability was in the amount of $2.1 million. The Company may avoid the tax liability if distribution is not made or is made from resources other than earnings from Approved Enterprises with those earnings permanently reinvested. 2011 was the first year the Company generated earnings attributable to Approved Enterprises. The Company’s position is that dividends declared at the parent level in the past were out of earnings not subject to any additional taxes. We continue to assert that dividends declared, if any, would be out of earnings not subject to any additional taxes and those related to our Approved Enterprises and subject to the additional taxes will not be distributed and retained to be used only in our business. Therefore, we concluded that disclosure of the amount of tax exempt earnings and deferred taxes not provided for was not material for a reasonable investor in order to understand our business. We note the Staff’s comment and for clarity we intend to disclose the amount of those earnings considered permanently reinvested and the corresponding unrecognized deferred tax liability in our future filings.

We further advise the Staff that in November 2012 a law was enacted in Israel to incentivize companies such as ours to pay taxes on those Approved Enterprises earnings as if distributed, and effectively release the earnings from any further tax liabilities at the Company parent level. The law, although not mandatory, offers lower tax rates on those earnings, accumulated through the year ended December 31, 2011, elected to be "released" which as applicable to us will be around 6.5%. However, we are currently considering whether to use the incentive availed to us under the law and what amounts to release if any, from those earnings accumulated through the end of fiscal year 2011. If we decide to use the incentive, a proper provision will be included in our financial statements for the year ended December 31, 2012.

Ms. Kathleen Collins

December 31, 2012

4.	Further, as it appears you have declared and paid cash dividends in 2011 and subsequently in 2012; please tell us whether payment of such dividends has resulted in additional tax expense as it relates to the tax-exempt earnings. If such additional taxes were material, please tell us your consideration for disclosing those amounts in future filings.

Response:

The Staff is respectfully advised that for the year 2011 there was no tax liability resulting from the dividend distribution because our dividends were paid from regular parent Company profits which were not derived from Approved Enterprises.

In 2012 most of the dividends were paid from regular parent Company profits which were not derived from Approved Enterprises and therefore this portion of the dividend distribution did not result in any additional tax liability. However, a small portion of the dividend distribution relates partly to equity method profits from our wholly-owned subsidiaries. We are aware that such distributions sourced from non-Approved Enterprises sources including equity method profits, may be challenged by the Israel Tax Authorities (“ITA”) as not eligible for dividend distribution. We are continuously considering the overall effects of our distributions on our tax positions under ASC 740-10 (formerly FIN 48) and the need for provisions that relates to those positions. In our Annual Report on Form 20-F for 2012 we will disclose the provisions of the new law referred to in response to comment No. 3 above, and our decision, if taken, whether to release any amounts of Approved Enterprises earnings with the corresponding provision made for the tax liability.

Item 19. Exhibits, page 98

5.	You disclose in Note 13 to your consolidated financial statements that one customer amounted for 12% of your revenues in fiscal 2011. We note that you have not filed agreements with any key customer. Please tell us whether you are substantially dependent upon any customer contract for purposes of Instruction 4(b)(ii) to Instructions as to Exhibits of Form 20-F.

Response:

The agreement referred to in Note 13 is one of the agreements referred to in comment number 1 in this letter. We respectfully refer the Staff to the Company’s response to comment number 1 above.

Ms. Kathleen Collins

December 31, 2012

Company’s Acknowledgements

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at (972) (3) 7659-400 or our attorneys, Howard E. Berkenblit, Esq. at (617) 338-2979 or Shy S. Baranov, Esq. at (617) 338-2932, if you have any questions or require additional information.

Respectfully,

ClickSoftware Technologies Ltd.

By: /s/ Shmuel Arvatz
       Shmuel Arvatz

       Chief Financial Officer

cc:	Howard E. Berkenblit, Esq.

Shy S. Baranov, Esq.